

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2013

Via E-mail
Mr. Spencer W. Tucker
President
Homeowners of America Holding Corporation.
1333 Corporation Drive, Suite 325
Irving, TX 75038

> **Re:** **Homeowners of America Holding Corporation**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted February 7, 2012**
> **CIK No. 0001346922**

Dear Mr. Tucker:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Loss Reserve Development Table, page 27

1. Your loss reserve development table is presented net of reinsurance. Please revise your loss development table to present the information required by Industry Guide 6 on a gross basis.

Business, page 29

2. We note your response to our prior comment 27 and associated changes to page 33 of your amended registration statement under the caption "Our Business." You state that "because of selective pricing (i.e., selective price discounting), we tend to attract newer

homes, those built within the last 10 years." Please revise your disclosure to clarify what you mean by "selective price discounting" and explain why such discounting specifically attracts policyholders with newer homes.

Financial Statements, page F-1

3. Please provide updated audited financial statements as well as updated disclosures.

Notes to Consolidated Financial Statements
Note 9. Unpaid Losses and Loss Adjustment Expenses, page F-39

4. Please refer to your response to comment 55. Please expand your disclosure to provide the information in the table for the nine months ended September 30, 2011. Refer to ASC 944-40-50-2 and 50-3.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

Via E-mail
cc: William N. Haddad, Esq.
       Reed Smith LLP
       599 Lexington Avenue
       New York, NY 10022